Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 2, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

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2 March 2005

PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2004

FINANCIAL HIGHLIGHTS

		2004		2003

•	Volumes	170.6	bn	160.2	bn	up 6.5%

•	Total turnover	£9,553	m	£9,048	m	up 5.6%

•	Net turnover(1)	£3,985	m	£3,641	m	up 9.5%

•	EBITA(2)	£651	m	£627	m	up 3.9%

•	PBTA(3)	£529	m	£501	m	up 5.8%

•	Adjusted profit before tax(4)	£446	m	£418	m	up 6.7%

•	Profit before tax	£429	m	£379	m	up 13.3%

•	Adjusted earnings per share(5)	58.9	p	55.5	p	up 6.1%

•	Basic earnings per share(6)	44.5	p	38.0	p	up 16.8%

•	Proposed final dividend	21.50	p	20.15	p	up 6.7%

•	Proposed total dividend	31.50	p	29.60	p	up 6.4%

(1)	Total turnover less duty paid by Group companies.
(2)	Total operating profit before amortisation of intangible assets and exceptional charges.
(3)	Profit before tax, amortisation of intangible assets and exceptional charges.
(4)	Profit before tax and exceptional charges.
(5)	Adjusted: before amortisation of intangible assets and exceptional charges (net of tax).
(6)	Basic: includes amortisation of intangible assets and exceptional charges.
Note:	Amortisation of intangible assets was £83m (2003: £83m) and exceptional charges were £17m (2003: £39m).

Commenting on the results, Nigel Northridge, chief executive, said:

“2004 was another record year despite difficult trading conditions particularly in Continental Europe. Organic growth and greater cost efficiency delivered improved volumes, profit and cash generation. We successfully entered new markets and continued to grow share in certain key territories, most notably across the CIS. We remain confident in our future and totally committed to continuing to maximise shareholder return.”

Enquiries:

Claire Jenkins – director, investor relations	Tel: 01932 832637

Anthony Cardew – Cardew Group	Tel: 020 7930 0777

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PERFORMANCE HIGHLIGHTS
•	Gallaher delivered a strong performance by developing its interests in established and emerging markets across Europe and Asia. Adjusted earnings per share were up 6.1% to 58.9p. The increase was achieved in spite of difficult trading conditions and the overall negative impact of foreign exchange translation.

•	Gallaher grew its total cigarette volume sales 6.5% to 170.6bn after coping with the disruption to volumes in some of the Group’s key EU markets (due to increased taxation and associated cross-border trade). The increase was driven by market share gains across the CIS and in certain Continental European countries and resulted in a 5.4% increase in total tobacco operations EBITA to £585m (2003: £556m).

•	UK EBITA grew 5.2% to £302m (2003: £287m), reflecting total UK volume sales of 20.2bn (down 0.4% on 2003), price increases and lower operating expenses including benefits from savings from the operational restructuring programme begun in 2003.

•	Gallaher increased Continental European volume sales by 6.4% to 50.5bn cigarettes. Market share gains in certain markets – including Italy, Poland, the Czech Republic and the Balkans – more than offset the disruption to volumes in other markets. This strong performance drove a 2.2% increase in CE tobacco EBITA to £176m (2003: £172m) in spite of the weakening of the euro. CE distribution EBITA reduced to £66m (2003: £71m), mainly reflecting the overall market declines in Austria and Germany.

•	In the CIS, the Group delivered strong volume and profit growth. Market share and sales mix improvements across the region, and price increases, drove a 10.3% increase in cigarette sales to 91.0bn (2003: 82.5bn). CIS EBITA was up significantly – by 31.2% – to £57m (2003: £44m), in spite of the substantially weaker US dollar.

•	A decrease in Africa, Middle East and Republic of Ireland volumes and adverse exchange movements led to a reduced RoW EBITA of £50m (2003: £53m). The impact of the 11.3% decrease in RoW cigarette volumes to 8.9bn cigarettes (2003: 10.0bn) and the weaker euro and US dollar were partly offset through efficiency gains, including cost benefits from the Group’s operational restructuring.

•	Gallaher maintained its position at the forefront of manufacturing efficiency during 2004, increasing Group cigarette manufacturing productivity 15.1%. This achievement together with lower leaf and NTM costs drove a real term reduction in unit costs of 6.6%.

•	Gallaher generated a cash inflow of £245m in 2004, reflecting a strong operating performance and a reduction in capital expenditure.

•	A proposed final dividend of 21.50p (2003: 20.15p) makes a total dividend increase of 6.4% to 31.50p (2002: 29.60p).

•	Current trading is in line with expectations.

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2004 RESULTS

Group

Total turnover for 2004 at £9,553m increased 5.6% against 2003, with cigarette volume sales up 6.5% to 170.6bn. Turnover excluding duty (“net turnover”) grew 9.5% to £3,985m (2003: £3,641m).

Earnings before interest, tax, intangible asset amortisation and exceptional charges (“EBITA”) increased 3.9% to £651m (2003: £627m).

Total tobacco operations EBITA grew 5.4% to £585m (2003: £556m), while the EBITA from the Continental European distribution businesses reduced to £66m (2003: £71m).

Profit before tax, amortisation of intangible assets and exceptional charges (“PBTA”) increased 5.8% to £529m (2003: £501m).

Total operating profit was £551m (2003: £505m) and profit before tax was £429m (2003: £379m) – both reflecting trading improvements and lower exceptional charges of £17m (2003: £39m) relating to the restructuring of Gallaher’s European operations.

Adjusted earnings per share increased 6.1% to 58.9p (2003: 55.5p). After deducting intangible asset amortisation and exceptional charges, net of tax, basic earnings per share were 44.5p (2003: 38.0p).

Gallaher’s performance was impacted negatively by the effects of foreign exchange translation – reflecting a marginally weaker euro and a significantly weaker US dollar. These effects, however, were partly offset at earnings per share level by Group hedging activity, particularly in respect of the euro.

The board of Gallaher recommends a final dividend of 21.5p per ordinary share, amounting to a total dividend for the full year of 31.5p per ordinary share (126.0p per ADS). This represents an increase of 6.4% over the 2003 total dividend of 29.6p per ordinary share (118.4p per ADS).

Subject to shareholders’ approval at Gallaher’s AGM on 11 May 2005, the final dividend will be paid on 24 May 2005 to ordinary shareholders on the register at close of business on 18 March 2005. For ADS holders, The Bank of New York will convert the 86.0p ADS final dividend into US dollars, and distribute it to ADS holders on 31 May 2005.

Management believes that reporting results before amortisation and exceptional charges (EBITA, PBTA and adjusted earnings per share) provides a better comparison of underlying business performance.

Exceptional charges

Exceptional charges for 2004 total £17m (2003: £39m). The European operational and administrative restructuring currently underway in the business continues in line with management’s expectations.

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In January 2005, Gallaher announced proposals for a further restructuring of its European operations. These proposals cover: the closure of the Schwaz cigarette and Fürstenfeld cigar factories in Austria during 2005; additional restructuring of production at the cigarette and cigar factories at Lisnafillan and Cardiff in the UK; and, reorganisation of some aspects of the distribution network.

As a consequence, around 250 operational jobs could be affected across the business. A full employee consultation process is underway.

International Financial Reporting Standards

Gallaher currently prepares its financial statements under UK Generally Accepted Accounting Principles (“UK GAAP”). For the financial year ending 31 December 2005 (including the six months ending 30 June 2005), the Group will be required to prepare its consolidated financial statements in accordance with International Accounting Standards and International Financial Reporting Standards, together “IFRS”.

Appendix I to this announcement contains UK GAAP to IFRS reconciliations for 2004.

Changes to segmental disclosures from 2005

Following the changes in board responsibilities effective from October 2004, and in line with IFRS' principles regarding segmental reporting, the Group has reviewed the segments under which it reports its financial results. As a result of this review, the financial information for the year ended 31 December 2005 (and the six months ended 30 June 2005) will be reported under a revised segmental structure.

Appendix II to this announcement contains IFRS reconciliations between the current and revised segmental structures for the year ended 31 December 2004 and the six months ended 30 June 2004.

Segmental review

	UK (£m)	CE (£m)	CIS (£m)	RoW (£m)	Total (£m)
Gross turnover
2004	3,680	4,979	409	485	9,553
2003	3,611	4,534	373	530	9,048
Net turnover(1)
2004	568	2,990	307	120	3,985
2003	578	2,637	295	131	3,641
EBITA(2)
2004	302	242	57	50	651
2003	287	243	44	53	627
Total operating profit
2004	291	163	47	50	551
2003	267	169	34	35	505
EBITA margin(3)
2004 (%)	53.2	8.1	18.7	42.0	16.3
2003 (%)	49.7	9.2	14.8	40.3	17.2

(1)	Gross turnover less duty paid by Group companies.
(2)	Total operating profit before amortisation of intangible assets and exceptional charges.
(3)	Total operating profit before amortisation of intangible assets and exceptional charges expressed as a percentage of net turnover.

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United Kingdom

UK turnover increased 1.9% to £3,680m (2003: £3,611m). The increase largely reflects price increases (UK government duty and Gallaher’s own price increases) and the phasing of trade sales, partially offset by customers downtrading to cheaper products and the effects of lower volumes in the cigarette and cigar markets. Gallaher’s cigarette volume sales were marginally lower, but market share continued to improve.

UK net turnover decreased 1.8% to £568m (2003: £578m).

UK EBITA grew 5.2% to £302m (2003: £287m) mainly reflecting manufacturer’s price increases and lower costs. The growth was affected by downtrading and lower volumes. Costs benefited from savings from the operational restructuring programme and the comparison to 2003 which included incremental marketing investment ahead of the implementation of the Tobacco Advertising and Promotion Act.

This reduction in costs together with the benefits of the manufacturer’s price increases resulted in an improved EBITA margin of 53.2% (2003: 49.7%).

UK operating profit was £291m (2003: £267m) – the increase reflecting trading improvements together with lower UK exceptional charges in 2004 of £9m (2003: £18m).

Continental Europe (“CE”)

Continental Europe delivered a strong performance in 2004, growing total turnover by 9.8% to £4,979m (2003: £4,534m). This growth was achieved in the face of difficult trading conditions and in spite of the weakening of the euro. CE cigarette volume sales grew 6.4% to 50.5bn (2003: 47.4bn). Underlying volume growth was 1.2%, after adjusting for the contribution of Gallaher Poland, following the acquisition of KT Merkury in July 2003.

CE net turnover increased 13.4% to £2,990m (2003: £2,637m), and was made up of: CE tobacco net turnover of £446m (2003: £434m); and, distribution net turnover of £2,544m (2003: £2,203m), benefiting by £490m from the purchase of Lekkerland Europa (“LEH”) by the Group’s associate Lekkerland-Tobaccoland (“L-T”) in January 2004. Underlying distribution net turnover declined 6.7%, reflecting market declines in Austria and Germany.

In 2004, a change in the route to the Italian market for the volumes of the Group’s joint venture with Reynolds American, RGI – through the Gallaher Italia entity – led to a grossing up of both net turnover and costs by £22m.

CE EBITA was £242m (2003: £243m) of which £176m (2003: £172m) arose from the tobacco operations and £66m (2003: £71m) came from the distribution businesses.

In 2004, Gallaher took price increases and defended its mature market positions. The Group also benefited from cost savings arising from the ongoing operational and administrative restructuring and continued to develop its operations in newer markets. Together with the continued successful development of RGI, these factors enabled the tobacco operations to mitigate most of the effect of market declines across Austria, Sweden, France and Germany and also to absorb both the start-up costs in Poland and adverse foreign exchange translation effects.

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The distribution businesses were also impacted by market declines in Austria and Germany. The Group’s German vending operation, ATG, was particularly affected by duty increases in March 2004. These adverse factors were partially offset by the inclusion of LEH from January 2004.

The tobacco operations EBITA margin, after adding back inter-company sales to the distribution businesses, was 32.7% (2003: 31.9%), mainly reflecting price increases and improved operating efficiencies across the region. The inclusion of LEH resulted in a reduction in the distribution EBITA margin to 2.6% (2003: 3.2%). Reflecting the increased weighting of the distribution businesses within the divisional net turnover, CE’s EBITA margin was 8.1% (2003: 9.2%).

CE operating profit was £163m (2003: £169m), after deducting the CE exceptional charges of £8m (2003: £3m).

Commonwealth of Independent States (“CIS”)

The CIS delivered strong volume growth and market share gains across the region. Volumes increased 10.3% to 91.0bn cigarettes (2003: 82.5bn). This growth was achieved despite excise duty increases in both Russia and Ukraine and manufacturer price increases. This strong performance more than offset the impact of the substantially weaker US dollar (reflecting largely US dollar denominated sales) and resulted in a 9.8% increase in CIS turnover to £409m (2003: £373m). CIS net turnover increased 4.2% to £307m (2003: £295m).

CIS EBITA increased 31.2% to £57m (2003: £44m). This substantial growth masks the significantly adverse impact of the translation of CIS earnings into sterling, and reflects the ongoing improvement in Gallaher’s mix of sales, the benefits of the Group’s own price increases and further improvements in production cost efficiency. CIS EBITA margin rose to 18.7% (2003: 14.8%).

Rest of World (“RoW”)

Gallaher’s Rest of World turnover declined 8.5% to £485m (2003: £530m), and RoW net turnover reduced 8.7% to £120m (2003: £131m). These movements mainly reflect lower volumes in the Republic of Ireland and the Africa and Middle East (“AMELA”) regions and adverse exchange movements. RoW volume sales totalled 8.9bn cigarettes (2003: 10.0bn).

In the Republic of Ireland, manufacturer’s price increases and favourable changes to the cost structure as a result of the factory closure in 2003 helped to compensate for lower volumes in the reduced Irish market.

Gallaher has also been able to mitigate the effects of reduced volumes in the AMELA region through tight control of the cost base.

RoW EBITA was £50m (2003: £53m), and the EBITA margin increased to 42.0% (2003: 40.3%).

RoW operating profit was £50m (2003: £35m) – the increase mainly reflecting the absence of exceptional charges in 2004 (2003: £18m).

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Interest

The Group’s lower interest charge of £128m before the FRS 17 net financing credit of £6m (2003: £131m before FRS 17 net financing credit of £5m) was driven by positive cash flow and the marginally favourable impact of the translation of euro interest payable into the sterling equivalent. These factors were partly offset by higher interest costs on variable rate debt, and incremental costs associated with an €800m eurobond issued in June 2004 (to refinance, together with internal cash flow, the €900m eurobond maturing in January 2005). This resulted in a higher average interest rate during 2004 of 5.8% (2003: 5.5%).

EBITA interest cover – combining both interest and operating components of FRS 17 into a net pension expense within EBITA – was 5.1 times (2003: 4.8 times), within the Group’s target range of between 4.5 and 5.5 times.

Taxation

The tax charge of £135m (2003: £126m) represents an effective rate of 31.5%, compared with 33.3% for 2003. The reduction in the effective rate largely reflects the low effective tax credit applicable to exceptional charges in 2003. Removal of intangible amortisation charges and exceptional chargesgives rise to an adjusted effective tax rate of 26.6% (2003: 26.7%).

Returns to shareholders

After deducting minority interests of £4m (2003: £6m) earnings for 2004 increased to £290m (2003: £247m), and – following a 0.3% increase in the weighted average number of shares in issue – basic earnings per share were 44.5p (2003: 38.0p).

After removing intangible asset amortisation charges of £83m (2003: £83m) and net of tax exceptional charges of £11m (2003: £31m), adjusted earnings per share increased 6.1% to 58.9p (2003: 55.5p).

Cash flow

Operating cash flow before exceptional items increased significantly to £762m (2003: £712m). Group operating profit before exceptional charges, depreciation and amortisation (“EBITDA”) was £708m (2003: £699m). This EBITDA growth was supplemented by a reduction in working capital during 2004 of £73m, compared to a decrease of £24m during 2003. Cash costs relating to the exceptional charges were £15m (2003: £21m).

Stocks fell by £26m, largely reflecting lower leaf stock. As a consequence of higher volumes and tobacco excise duty rates, a favourable increase in creditors of £96m was largely attributable to higher excise duty liabilities. These favourable movements have been partially offset by a £49m increase in debtors, again reflecting higher volumes and increased sales prices.

Net finance payments of £129m were £2m less than 2003 and taxation payments of £90m were £9m lower than the previous year.

Capital expenditure and investments of £110m largely reflect the continuing investment in production machinery and merchandising equipment. The reduction of £18m from 2003 is primarily due to a lower level of investment in vending assets, such costs being required to meet regulatory requirements impacting in 2007.

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Net debt at 31 December 2004 was £2,208m, a reduction of £244m compared to 31 December 2003. The decrease was attributable to a cash inflow of £245m marginally offset through negative exchange rate movements – amounting to £1m – on Gallaher’s euro denominated debt. The Group’s weighted average net debt during the year was £2,211m (2003: £2,407m).

In June 2004, the Group issued an €800m bond maturing in June 2011, the proceeds of which, together with internal cash flow, have been used to repay the €900m bond that matured in January 2005. The weighted average maturity of committed debt at the year-end was 4.1 years (2003: 3.5 years).

The 12-month rolling net debt to adjusted EBITDA ratio was 3.0 times (2003: 3.4 times), below the Group’s current bank covenant level of 3.5 times.

The Group’s debt ratings from Moody’s Investor Services and Standard & Poor’s remain unchanged at Baa3 with stable outlook and BBB with stable outlook respectively.

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OPERATING REVIEW

Group

During 2004, Gallaher continued to create value for investors and to build its platform for future growth through the development of a balanced portfolio of interests in established and emerging markets.

The Group’s leading positions in mature markets in the EU underpinned gains in its growth markets across Europe and the CIS – despite the disruption to volumes in some key EU markets due to increased taxation and associated cross-border trade.

Gallaher’s total volumes grew 6.5% to 170.6bn cigarettes. This growth was driven by market share gains across the CIS and in certain Continental European countries including Italy, Poland, the Czech Republic and the Balkans.

Divisional cigarette volumes

	2004 (bn)	2003 (bn)	Change (%)
UK	20.2	20.3	(0.4)
Continental Europe(1)	50.5	47.4	6.4
CIS	91.0	82.5	10.3
Rest of World	8.9	10.0	(11.3)
Total Group(2)	170.6	160.2	6.5

(1)	Total CE volumes excluding those attributable to Gallaher Poland (formerly KT Merkury), which was acquired in the second half of 2003, increased 1.2% to 46.3bn cigarettes (2003 excluding Gallaher Poland: 45.7bn). Gallaher’s Polish volumes were 4.1bn cigarettes in 2004 (2003 pro-forma Gallaher Poland / KT Merkury: 2.4bn).
(2)	Total Group volumes excluding those attributable to Gallaher Poland increased 5.0% to 166.5bn cigarettes (2003 excluding Gallaher Poland: 158.5bn).

United Kingdom

In the UK, Gallaher maintained its leading positions in the premium cigarette and cigar sectors, while continuing to increase its share of the value cigarette sector.

—	Cigarette

Total UK duty-paid cigarette market sales to consumers declined by around 2.5% during 2004 and downtrading from premium and mid-price cigarettes into value cigarettes continued.

The shares of retail sales accounted for by each price sector were: value: 59.1% (2003: 56.6%); mid-price: 10.1% (2003: 11.2%); and, premium: 30.8% (2003: 32.2%).

Gallaher’s UK volumes reduced 0.4% to 20.2bn cigarettes. This modest decrease reflected the reduced market size, partly offset by a small increase in Gallaher’s market share and a soft comparator period in 2003 due to the phasing of trade sales into December 2002.

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The Group’s total cigarette market share excluding distributed brands was slightly up at 38.6% (2003: 38.1%). Gallaher increased its share of the value cigarette sector to 35.2% (2003: 33.2%) and continued to lead the premium cigarette sector with a share of 46.5% (2003: 47.4%).

Gallaher’s largest UK houses, Mayfair and Benson & Hedges, supported this performance. Mayfair continued to perform strongly, growing share to 11.7% (2003: 10.4%) and Benson & Hedges’ market share increased to 9.5% (2003: 9.3%).

—	Cigar

Total UK cigar market volumes continued to decline, falling by an estimated 9.0%.

Gallaher maintained its lead of the UK cigar market, albeit with a slightly reduced share of 46.3% (2003: 47.0%). This decline reflected a faster reduction in the size of the medium cigar sector, where Gallaher has a large share, than in the size of the small cigar sector, where Gallaher’s share is lower.

The market leader Hamlet held its share of the medium cigar sector at 54.6% (2003: 54.5%) and Hamlet Miniatures’ share of the small cigar sector was 31.1% (2003: 32.0%).

—	Tobacco

Total UK handrolling tobacco market volumes grew by an estimated 5.0%.

Gallaher’s share was 29.7% (2003: 31.3%) with growth in Amber Leaf’s share to 17.0% (2003: 15.9%) being more than offset by the ongoing decline of Old Holborn.

The small UK pipe tobacco market reduced by an estimated 7.5%. Gallaher continued to lead this market with a 48.6% share (2003: 49.6%).

Continental Europe

In Continental Europe, Gallaher made progress with its strategy of defending its leading positions in the mature Austrian and Swedish cigarette markets, while growing share elsewhere, with notable gains in Italy, Poland, the Czech Republic and the Balkans.

Gallaher increased its underlying (excluding Poland) Continental European volumes 1.2% to 46.3bn cigarettes. This was largely due to growth in Italy, the Czech Republic, the Balkans, and generic cigarettes and was achieved in the face of substantial taxation-driven volume declines in certain markets across Europe.

The Group’s growth in Poland following the acquisition of KT Merkury drove a 6.4% increase in Gallaher’s total Continental European volumes to 50.5bn cigarettes.

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—	Tobacco products

The duty-paid Austrian cigarette market declined around 5%. Year-end volumes were supported by a pull forward of sales into 2004 due to increased demand ahead of a duty and price increase in January 2005. Without this pull forward of sales, the Austrian market would have declined by around 7.0%, largely as a result of increased illegal cross-border trade from new EU member states.

Gallaher’s Austrian market share was 45.2% (2003: 46.5%). This was a moderate reduction in market share when compared with the trend in recent years. This was due to the stabilisation of the Gallaher’s core Memphis house’s market share at 27.0% (2003: 26.8%), underpinned by modest growth from Memphis Classic.

In Sweden, duty-paid cigarette market volumes reduced some 5%, with an increase in cross-border trade from new EU member states adding to the underlying rate of mature market decline.

Gallaher’s total market share was 38.2% (2003: 39.1%) with growth from Gallaher’s newer brand, Level, partly offsetting ongoing declines from the mature brands Blend and Right.

The snus market in Sweden grew 3.6%. Gallaher increased its average share of this market to 2.4% (2003: 1.3%), despite strong competition from other new market entrants.

In Germany, the total duty-paid cigarette market declined 15.5% due to substantial increases in taxation, retail prices and cross-border trade. The large private label cigarette sector outperformed the wider market with a volume decline of only 11.3%, increasing its share to 16.9%.

Gallaher extended its lead of the private label cigarette sector, increasing its share of the total market held through private label cigarettes to 8.5% (2003: 7.3%), while maintaining its branded cigarette market share at 0.7%.

During the second half of 2004, Gallaher launched a range of Ronson cigarettes and other tobacco products, including packs of ‘singles’, in the German market. Initial Ronson sales volumes have been encouraging.

In Greece, the cigarette market has experienced downtrading from premium to lower-priced products. This trend has impacted Gallaher’s principal brand Silk Cut, which experienced an 8.4% volume decline. In the handrolling tobacco market, Gallaher increased volumes by 21.0%, driven by the ongoing success of Old Holborn.

In France, the total duty-paid cigarette market declined 21.1%, as a result of successive steep increases in cigarette taxation.

Gallaher’s total cigarette market share was 3.1% (2003: 3.0%) with robust performances from both Gallaher’s Benson & Hedges Metal range and brands marketed by Reynolds-Gallaher International, including the recently launched Austin.

Gallaher also performed well in the French cigar market. Growth from Hamlet drove an increase in the Group’s market share to 1.2% (2003: 0.7%).

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In the context of the other large Continental European markets, total duty-paid cigarette market volumes in Italy and Spain were relatively stable, with respective declines of 2.3% and 0.4%.

Gallaher’s market share in Italy increased to 4.9% (2003: 3.2%). This success was driven by growth from Benson & Hedges American Blend. The Group’s market share in Spain was 1.7% (2003: 1.6%).

Gallaher has continued to make strong progress in Central and Eastern Europe.

In Poland, the Group’s cigarette market share grew in 2004, to reach 4.9% in December, up from 2.6% in December 2003. Gallaher’s average 2004 market share was 4.0%. The Group’s success in Poland is being driven by growth from its international brands, most notably LD and Level.

Following the accession of the Czech Republic to the EU, and the abolition of import tariffs, Gallaher has been able to compete in the market at a variety of price points. The Group made strong progress in the second half, with its market share reaching 6.2% in December (December 2003: 0.1%), driven by sales of Ronson. Gallaher’s average 2004 market share in the Czech Republic was 1.8%.

Gallaher also made good progress in Estonia and the Balkans, where it opened a factory in Romania. The Group increased its market share in Estonia to 28.2% (2003: 23.0%) and grew its pan-Balkan market share to an estimated 5.6% (2003: 4.9%).

—	Distribution

Gallaher’s distribution businesses were impacted by the market declines in Austria and Germany.

In Austria, a continued focus on operational costs at TOBA and price increases in the Austrian cigarette market largely offset the impact of the total market decline.

In Germany, ATG – the vending company in which Gallaher has a 63.9% holding – was affected by the decline in total market volumes and downtrading from branded cigarettes to generic cigarettes and other tobacco products. The branded cigarette sector declined 16.3%.

In addition to this, ATG was impacted by disadvantageous optical pricing in the vending channel following the duty increase in March – although the subsequent duty increase in December created parity in optical pricing between the cigarette vending and retail markets for premium brands.

The impact of these unfavourable market conditions on ATG was partly mitigated by a focus on operational cost reduction (including further rationalisation of vending sites) and higher margins following the price increases in the German market.

ATG’s share of total cigarette sales was 6.0% (2003: 5.9%).

The lower German cigarette market volumes also impacted Lekkerland-Tobaccoland (“L-T”) – an associate in which Gallaher has a 25.1% holding. This impact was, however, more than offset by L-T’s acquisition of Lekkerland Europa in January 2004.

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Commonwealth of Independent States

Gallaher’s strategy of growing market share in the CIS, while continuing to enhance its sales mix across the region, delivered good results.

CIS cigarette markets developed in association with wider economic prosperity with a growing proportion of smokers choosing intermediate- and higher-priced brands.

In the region’s largest market, Russia, the higher-priced sector’s share of the total market increased to 30.2% (2003: 26.0%), the intermediate-priced sector maintained its share at 58.7% and the proportion of the market held by the low-price sector reduced to 11.1% (2003: 15.3%).

In addition to this positive price sector development, prices within sectors were increased.

Gallaher grew its total CIS volumes 10.3% to 91.0bn cigarettes and improved its mix of sales. This volume gain was driven by market share increases in all three of Gallaher’s principal regional markets, Russia, Kazakhstan and Ukraine.

—	Russia

Gallaher grew its share of the total Russian cigarette market to 16.4% (2003: 15.0%).

This achievement was due to the success of a variety of brands across the intermediate- and higher-priced sectors. These included St George, Troika and Sobranie. The growth of these brands was underpinned by the ongoing strength of LD, which slightly increased market share to 5.3% (2003: 5.2%).

The Group continued to grow its share in the higher value cigarette sectors, increasing its share of the higher-priced sector to 3.7% (2003: 2.3%) and its share of the intermediate-priced sector to 24.5% (2003: 21.9%).

—	Kazakhstan

Gallaher grew its share of the total cigarette market in Kazakhstan to 35.1% (2003: 30.0%). This advance was driven by gains from brands across price sectors including Sovereign, Sobranie and LD.

Gallaher increased its lead of the higher-priced sector with a share of 58.7% (2003: 49.2%), and grew its share of the intermediate sector to 25.7% (2003: 21.3%). The Group’s share of these two sectors combined was 37.7% (2003: 34.5)%.

The Group also increased export volumes from Kazakhstan to adjacent markets, including Kyrgyzstan.

—	Ukraine

Gallaher grew its share of the total cigarette market in Ukraine to 14.5% (2003: 11.6%) due to advances from intermediate-priced brands including Level, St George and Troika.

Gallaher increased its share of the intermediate-priced sector to 20.0% (2003: 15.6%).

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Rest of World

In its Rest of World division, Gallaher continued defending its share in the high margin Republic of Ireland market, while establishing positions elsewhere.

The Group’s total Rest of World volumes declined 11.3% to 8.9bn cigarettes. This decline was due to lower Africa and Middle East volumes (including those manufactured under contract) and a reduction in Irish market volumes.

—	Republic of Ireland

The total cigarette market in the Republic of Ireland declined 11.3% in 2004. This reduction was influenced by successive above inflation duty increases and the ban on workplace smoking that came into force at the end of March.

Gallaher’s cigarette volume sales were 2.8bn (2003: 3.1bn). The Group maintained its lead of the cigarette market with a share of 49.1% excluding distributed brands (2003: 49.5%).

—	AMELA

Gallaher’s AMELA (Africa and Middle East) volumes reduced 13.2% to 4.9bn cigarettes (2003: 5.6bn). Growth in Nigeria was more than offset by a reduction in volumes elsewhere including those manufactured under contract.

The Group is planning to increase its flexibility and competitiveness in developing markets by employing lower-cost production for these markets, using its factory in Poland or on-shore facilities where appropriate.

Gallaher has agreed to purchase a factory site in South Africa and intends to commence local production of its mainstream brands during 2005.

—	Asia Pacific

Asia Pacific cigarette volumes increased 14.6% to 0.4bn cigarettes with strong performances in China, Taiwan and regional duty free. Sales of other tobacco products also grew significantlyas Gallaher commenced production of cigars for the Japanese market.

In China, on-shore production of Memphis commenced in May under license with Shanghai Tobacco Group and permission was received from the China National Tobacco Import Export Company to import LD into the market.

In Singapore, Memphis was launched in November and Gallaher is continuing to build foundations for future growth throughout the Asia Pacific region.

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Manufacturing

Gallaher maintained its position at the forefront of manufacturing efficiency during 2004.

Assisted by benefits from the European operational restructuring programme announced in May 2003, the Group increased its overall cigarette manufacturing productivity (defined as output per worked hour) 15.1%. Together with lower leaf and non-tobacco material (“NTM”) costs, this achievement drove a reduction of 6.6% in Group unit costs in real terms.

Since the year-end, Gallaher has announced proposals for further restructuring of its European operations. While maintaining total Group production capacity, these proposals would enhance Gallaher’s competitive position and allow the Group to retain the flexibility to meet changing market demands.

Gallaher proposes to close the Schwaz cigarette and Fürstenfeld cigar factories in Austria during 2005, and to further restructure production at its cigarette and cigar factories at Lisnafillan and Cardiff in the UK. A full employee consultation process is underway.

In seeking to grow its Eastern European and developing markets business, Gallaher plans to establish on-shore production where appropriate, and concentrate remaining production for developing markets in its factory in Poland. The Group commenced on-shore production in Romania in the second half of 2004 and its brands are being manufactured under contract in Bosnia and Macedonia.

—	United Kingdom

Productivity at Gallaher’s Lisnafillan cigarette factory increased 22.0%.

This advance was due to higher volumes following the transfer of production for the Republic of Ireland from Dublin in late 2003 and a reorganisation of working practices, which included job reductions.

Real term unit costs reduced 11.9%. This improvement was driven by the increased productivity and assisted by lower tobacco and NTM costs.

Productivity at Gallaher’s Lisnafillan tobacco factory increased 11.7%, as a result of both higher volumes and increased efficiencies. This improvement contributed to a real term reduction in unit costs of 5.7%. The factory’s efficiency was enhanced further through the installation of a new primary processing line at the end of 2004. This development is part of an investment programme designed to increase the factory’s efficiency and flexibility.

Productivity at Gallaher’s Cardiff cigar factory reduced 14.8% as a result of a significant increase in the number and complexity of brand packs being produced to serve export markets. On a like-for-like basis, productivity relating to core UK volumes was broadly flat.

The changes in brand pack mix and requirements for more expensive packaging led to a real term increase in unit costs of 4.0%.

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—	Continental Europe

Cigarette productivity at Gallaher’s Continental European factories in Austria increased 10.7%. This improvement resulted from the restructuring announced in 2003, together with improved factory efficiencies. A new ultra high-speed line has been installed in Gallaher’s largest Austrian factory in Linz and the Group plans to install additional ultra high-speed lines in both Linz and Hainburg during 2005. Real term cigarette unit costs reduced 6.9%.

In Gallaher’s factory in Poland, the installation of new production equipment, together with improved working practices, enabled the Group to meet higher demand while creating the flexibility needed to produce a growing portfolio of brands. These combined factors gave rise to an increase in productivity of 56.3%.

Real term unit costs reduced 4.2%, with the increase in productivity being offset by factors including depreciation associated with the new machinery.

Gallaher commenced on-shore production in Romania in October, following the leasing of a factory in Bucharest.

—	Commonwealth of Independent States

Cigarette productivity in the CIS increased 14.5%, driven by higher production volumes – particularly in Ukraine.

To facilitate this volume growth in Ukraine, additional machinery has been redeployed from within the Group and a new slims cigarette manufacturing line has been installed.

The increased productivity, together with stable raw material costs, gave rise to a real term improvement in unit costs of 4.4%.

The Group’s ability to meet the strong demand for its brands in Russia is being enhanced through the installation of new high-speed making and packing capacity at its factory in Moscow.

The Kazakhstan operation has also increased capacity to meet volume growth in domestic and export products. The factory’s infrastructure is being upgraded and additional machinery has been transferred to Kazakhstan from within the Group.

OUTLOOK

Gallaher's good performance in 2004 demonstrated the strength of the Group's strategy and the platform for growth it has created. In the face of challenging conditions, Gallaher grew volumes, revenues and earnings and continued to make progress with its ongoing drive to increase efficiency. The Group's strong cash generation underpinned further expansion in developing markets.

Going forward, Gallaher remains confident and totally committed to continuing to maximise shareholder return.

Current trading remains in line with expectations.

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Gallaher Group Plc
Group profit and loss account
YEAR ENDED 31 DECEMBER 2004

	2004 US$m*		2004 £m		2003 £m

Turnover of the Group including its share of joint ventures and associates	18,341		9,553		9,048
Less share of turnover of joint ventures and associates	(2,761)		(1,438)		(1,055)

Group turnover	15,580		8,115		7,993

Group operating profit before exceptional charges	1,058		551		539
Exceptional charges	(33)		(17)		(39)

Group operating profit	1,025		534		500
Share of operating profits of joint ventures and associates	33		17		5

Total operating profit	1,058		551		505

Net interest and other financing charges	(246)		(128)		(131)
Net retirement benefits financing income	12		6		5

Total net interest and other finance charges	(234)		(122)		(126)

Profit on ordinary activities before taxation	824		429		379

Tax on profit on ordinary activities	(259)		(135)		(126)

Profit on ordinary activities after taxation	565		294		253
Equity minority interests	(8)		(4)		(6)

Profit for the financial year	557		290		247
Dividends	(395)		(206)		(193)

Retained profit for the financial year	162		84		54

Earnings per ordinary share
– Adjusted (a)	113.1	c	58.9	p	55.5	p
– Basic	85.4	c	44.5	p	38.0	p
– Diluted	85.2	c	44.4	p	37.9	p
Dividends per ordinary share
– Final proposed	41.3	c	21.50	p	20.15	p
– Total for the year	60.5	c	31.50	p	29.60	p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the financial year stated above and their historical cost equivalents. Turnover and operating results relate to continuing operations.

(a)	Before intangible asset amortisation and exceptional charges.

*	US dollar equivalents are provided for reader convenience at the 31 December 2004 exchange rate of £1:US$1.92.

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Gallaher Group Plc
Group balance sheet
AT 31 DECEMBER 2004

		2004 US$m*	2004 £m	2003 (restated**) £m
	Fixed assets
	Intangible assets	2,529	1,317	1,399
	Tangible assets	1,160	604	595

Investments:	– investment in joint ventures	15	8	6
	– investment in associates	217	113	112
	– other investments	15	8	11

		247	129	129

		3,936	2,050	2,123

	Current assets
	Stocks	929	484	504
	Debtors	1,668	869	783
	Non-liquid investments	4	2	1
	Cash and liquid investments	1,346	701	116

		3,947	2,056	1,404
	Creditors: amounts falling due within one year
	Borrowings	(1,459)	(760)	(139)
	Other	(2,411)	(1,256)	(1,117)

		(3,870)	(2,016)	(1,256)
	Net current assets	77	40	148

	Total assets less current liabilities	4,013	2,090	2,271
	Creditors: amounts falling due after one year
	Borrowings	(4,183)	(2,179)	(2,429)
	Other	(10)	(5)	(5)

		(4,193)	(2,184)	(2,434)
	Provisions for liabilities and charges	(121)	(63)	(53)
	Net retirement benefits liability	(121)	(63)	(68)

	Net liabilities	(422)	(220)	(284)

	Capital and reserves
	Called up share capital	125	65	65
	Share premium account	248	129	125
	Capital redemption reserve	15	8	8
	Merger reserve	280	146	146
	Other reserve	(1,749)	(911)	(911)
	Profit and loss account (incl. retirement benefits reserve)	599	312	252

	Equity shareholders' deficit	(482)	(251)	(315)
	Equity minority interests	60	31	31

		(422)	(220)	(284)

This summary financial statement was approved by the board on 1 March 2005 and signed on its behalf by Nigel Northridge and Mark Rolfe.

*	US dollar equivalents are provided for reader convenience at the 31 December 2004 exchange rate of £1:US$1.92.
**	The adoption of UITF Abstract 17 (Revised 2003) and UITF 38 in 2004 has required the 2003 Group balance sheet to be restated. Other investments have been reduced by £8m with a corresponding charge to the profit and loss account reserve.

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Gallaher Group Plc
Statement of total recognised gains and losses
YEAR ENDED 31 DECEMBER 2004

	2004 US$m*	2004 £m	2003 £m

Profit for the financial year	557	290	247
Actuarial loss recognised on retirement benefits	(27)	(14)	(4)
Movement on deferred tax relating to actuarial loss on retirement benefits	10	5	1
Exchange adjustments on foreign currency net investments	(27)	(14)	(4)

Total recognised gains and losses for the year	513	267	240

Reconciliation of movements in equity shareholders' deficit
YEAR ENDED 31 DECEMBER 2004

	2004 US$m*	2004 £m	2003 (restated**) £m

Profit for the financial year	557	290	247
Dividends	(395)	(206)	(193)
Debit in respect of employee share schemes	(2)	(1)	(3)
Actuarial loss recognised on retirement benefits	(27)	(14)	(4)
Movement on deferred tax relating to actuarial loss on retirement benefits	10	5	1
Exchange adjustments on foreign currency net investments	(27)	(14)	(4)
Issue of ordinary shares	8	4	8

Net movement in equity shareholders' deficit	124	64	52

Opening equity shareholders' deficit – previously reported	(590)	(307)	(362)
Prior year adjustment	(16)	(8)	(5)
Opening equity shareholders’ deficit	(606)	(315)	(367)

Closing equity shareholders' deficit	(482)	(251)	(315)

*	US dollar equivalents are provided for reader convenience at the 31 December 2004 exchange rate of £1:US$1.92.
**	The adoption of UITF Abstract 17 (Revised 2003) and UITF 38 in 2004 has required the 2003 reconciliation of movements in equity shareholders’ deficit to be restated. Opening equity shareholders’ deficit is increased by £5m, while the Group recognises a debit of £3m in respect of employee share schemes within the profit and loss reserve for the year.

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Gallaher Group Plc
Group cash flow statement
YEAR ENDED 31 DECEMBER 2004

	2004 US$m*	2004 £m	2003 (restated**) £m

Net cash inflow from operating activities	1,434	747	691
Dividends received from associates and joint ventures	19	10	14
Returns on investments and servicing of finance	(248)	(129)	(131)
Taxation	(173)	(90)	(99)
Capital expenditure and financial investment	(188)	(98)	(117)
Acquisitions and disposals	(4)	(2)	(15)
Equity cash dividends paid	(376)	(196)	(183)

Net cash inflow before management of liquid resources and financing	464	242	160
Management of liquid resources	(1,046)	(545)	(2)

Increase/(decrease) in debt	637	332	(113)
Purchase of ordinary shares	(2)	(1)	(1)
Issue of ordinary shares	8	4	3

Financing	643	335	(111)

Increase in net cash in the year	61	32	47

Reconciliation of operating profit to net cash inflow from operating activities
YEAR ENDED 31 DECEMBER 2004

	2004 US$m*	2004 £m	2003 £m

Group operating profit before exceptional charges	1,058	551	539
Depreciation of tangible fixed assets	153	80	83
Amortisation of intangible fixed assets	148	77	77
Amortisation of other fixed assets	2	1	3
(Profit)/loss on sale of tangible fixed assets	(2)	(1)	1
(Increase)/decrease in debtors	(94)	(49)	22
Decrease/(increase) in stocks	50	26	(15)
Increase in creditors and provisions	184	96	17
Decrease in net retirement benefits liability	(36)	(19)	(15)

Net cash inflow from operating activities before exceptional items	1,463	762	712
Cash outflow relating to exceptional charges	(29)	(15)	(21)

Net cash inflow from operating activities	1,434	747	691

*	US dollar equivalents are provided for reader convenience at the 31 December 2004 exchange rate of £1:US$1.92.
**	The adoption of UITF Abstract 17 (Revised 2003) and UITF 38 in 2004 has required the 2003 Group cash flow statement to be revised. Financial investment is reduced by £1m, with a corresponding increase to the cost of purchase of own shares.

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Gallaher Group Plc
Reconciliation of net cash flow to movement in net debt
YEAR ENDED 31 DECEMBER 2004

	2004 US$m*	2004 £m	2003 £m

Increase in net cash in the year	61	32	47
Increase in liquid resources	1,046	545	2
(Increase)/decrease in debt	(637)	(332)	113

Change in net debt resulting from cash flows	470	245	162
Exchange adjustments	(2)	(1)	(121)

Movement in net debt in the year	468	244	41
Net debt at 1 January	(4,708)	(2,452)	(2,493)

Net debt at 31 December	(4,240)	(2,208)	(2,452)

Basis of preparation

The preliminary announcement of results for the year ended 31 December 2004 is an excerpt from the forthcoming annual report and financial statements and does not constitute the statutory financial statements of the Group. The 2004 figures are extracted from the audited financial statements that have not yet been approved by the shareholders and have not yet been delivered to the registrar. The comparative figures are extracted from the latest published financial statements that have been delivered to the registrar as amended where applicable for a prior year adjustment reflecting a change in accounting policy. The auditors’ reports in respect of both years were unqualified and do not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

*	US dollar equivalents are provided for reader convenience at the 31 December 2004 exchange rate of £1:US$1.92.

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Gallaher Group Plc
Segmental information (by destination)
YEAR ENDED 31 DECEMBER 2004

	2004 US$m*	2004 £m	2003 £m

Total turnover
UK	7,066	3,680	3,611
Continental Europe	9,559	4,979	4,534
CIS	785	409	373
Rest of World	931	485	530

	18,341	9,553	9,048

Duty
UK	5,975	3,112	3,033
Continental Europe	3,819	1,989	1,897
CIS	196	102	78
Rest of World	701	365	399

	10,691	5,568	5,407

Total operating profit
UK
– before amortisation of intangible assets and exceptional charges	580	302	287
– amortisation of intangible assets	(4)	(2)	(2)
– exceptional charges	(17)	(9)	(18)

	559	291	267
Continental Europe
– before amortisation of intangible assets and exceptional charges	465	242	243
– amortisation of intangible assets	(136)	(71)	(71)
– exceptional charges	(16)	(8)	(3)

	313	163	169
CIS
– before amortisation of intangible assets	109	57	44
– amortisation of intangible assets	(19)	(10)	(10)

	90	47	34
Rest of World
– before amortisation of intangible assets and exceptional charges	96	50	53
– exceptional charges	—	—	(18)

	96	50	35
Total
– before amortisation of intangible assets and exceptional charges	1,250	651	627
– amortisation of intangible assets	(159)	(83)	(83)
– exceptional charges	(33)	(17)	(39)

	1,058	551	505

*	US dollar equivalents are provided for reader convenience at the 31 December 2004 exchange rate of £1:US$1.92.

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SUPPLEMENTARY FINANCIAL INFORMATION

Weighted average cost of capital (“WACC”)

Gallaher utilises project-specific WACCs at the time it evaluates investment opportunities, taking into account the circumstances (including geographic location) of each potential investment opportunity at the time. For general performance purposes, however, management currently utilises a minimum hurdle rate of 7%.

Return on capital employed (“ROCE”)

	2004	2003	2002	2001	2000(1)

ROCE (%)(2)	25.7	23.7	22.6	28.2	59.7

(1)	ROCE not adjusted for changes in accounting policies in 2002 but presented as previously reported.
(2)	Calculated as total operating profit (excluding exceptional charges)/(opening capital employed(3) + closing capital employed(3))/2. These ROCEs are all calculated under UK GAAP.
(3)	Capital employed = total net liabilities including net retirement benefits liability + net debt + provisions + net retirement benefits liability + accruals and deferred income due after more than one year.

Following the capital restructuring driven by the acquisition of Austria Tabak in 2001, Gallaher has displayed steady growth in ROCE, reflecting Gallaher’s earnings growth and focus on driving efficiency from its capital investment.

Five-year summary of shareholder returns

	2004	2003	2002	2001	2000(1)
Adjusted EPS (p)	58.9	55.5	51.2	46.9	41.0
Dividend (p)	31.50	29.60	27.55	25.45	23.75

(1)	EPS not adjusted for changes in accounting policies in 2002 but presented as previously reported.

Since 2000 adjusted earnings per share have increased at a cumulative average rate of 9.5% per annum.

Since 2000 dividends have increased at a cumulative average rate of 7.3% per annum, reflecting Gallaher’s dividend policy of consistently growing dividends, while recognising the need to balance equity and debt holders’ interests.

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Five-year summary of key financial indicators

	2004	2003	2002	2001	2000(1)

EBITA interest cover(2)(3)	5.1	4.8	4.4	5.2	4.7
Net debt / EBITDA(2)(3)	3.0	3.4	3.8	4.5	2.9
Effective tax rate(4)	26.6%	26.7%	26.2%	23.6%	26.0%
Dividend cover(5)	1.87	1.88	1.86	1.84	1.72
Dividend yield(6)	4.0%	4.9%	4.5%	5.4%	5.6%
Net debt / market capitalisation(6)	43%	63%	62%	80%	54%
Enterprise value / EBITDA(2)(3)(6)(7)	10.3	9.0	10.0	10.2	8.4

(1)	Results not adjusted for changes in accounting policies in 2002 but presented as previously reported.
(2)	Excludes exceptional charges.
(3)	FRS 17 financing credit added back in 2004, 2003, 2002 and 2001.
(4)	Excludes exceptional charges and amortisation charges.
(5)	Calculated on adjusted earnings per share.
(6)	Based on closing share price as at 31 December of each year.
(7)	Excludes joint ventures and associates.

Treasury policies and financial risks

The Group has a centralised treasury function that is responsible for the management of the Group’s financial risks together with its liquidity and financing requirements. The treasury function is not a profit centre and the objective is to manage risk at optimum cost. Treasury operations are conducted within a framework of policies and guidelines authorised by the board, and are monitored by a treasury committee. This framework provides flexibility for the best execution of board approved strategies. Summaries of treasury activities and exposures are reported on a regular basis to the board. The internal control environment is also reviewed regularly.

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and foreign exchange risks arising from its operations and from its sources of finance.

Financing and liquidity

The Group’s principal sources of financing in 2004 have been bond issues, bank borrowings and retained profits. It is the Group’s policy to maintain sufficient committed borrowing facilities, with a mix of long- and short-term debt, to enable the Group to meet its business objectives.

At the year-end, bond issues amounted to £2,650m, comprising: a £250m bond maturing in February 2013; a £300m bond maturing in May 2009; an €800m bond maturing in June 2011; a €375m bond maturing in August 2008; a €750m bond maturing in October 2006; a €900m bond maturing in January 2005; and, European medium term notes amounting to £100m. In addition, at the year-end, the Group’s committed bank facilities comprised: amortising term loans of €231m with a final repayment date in 2007; and, a syndicated revolving facility of £500m maturing in March 2008.

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The weighted average maturity of committed debt at the year-end was 4.1 years (2003: 3.5 years).

The Group’s credit ratings are BBB (Stable Outlook) and Baa3 (Stable Outlook) from Standard & Poor’s, a division of the McGraw-Hill Companies, and Moody's Investors Service Limited respectively. These ratings allow the Group to access the international capital markets and issue debt to a global investor base.

Certain of the Group’s debt instruments contain covenants that if the Group’s credit rating is downgraded below BBB minus in the case of Standard & Poor’s or below Baa3 in the case of Moody’s, additional interest accrues from the next interest period at the rate of 1.25 percentage points, in the case of certain bonds issued by the Group (€750m in October 2001, €900m in January/March 2002, £250m in February 2003 and €800m in June 2004), and 1.0 percentage points in the case of the Group’s current committed syndicated bank facility. In the event that both credit ratings are subsequently raised or reaffirmed to BBB minus and Baa3, respectively, the additional interest no longer accrues from the next interest period.

The only financial covenants applying to the Group’s facilities relate to the committed syndicated revolving bank facility. At the year-end these require Gallaher to maintain interest cover above 3.5 times based on pre-FRS 17 EBITDA, and net debt below a multiple of pre-FRS 17 EBITDA of 3.5 times. The Group continues to comply with all borrowing obligations, and financial covenants have been satisfied with an EBITDA interest cover at 5.8 times and a net debt multiple of 3.0 times at 31 December 2004.

Interest rate risk

The Group is exposed to fluctuations in interest rates on its net debt. In order to manage the impact of adverse variations in interest rates on the Group’s profits, the Group borrows at fixed and floating rates of interest and uses interest rate derivatives, where necessary, to maintain a target level of fixed interest rate cover in the current and subsequent two years of between 40% and 80% of the level of core debt. At the year-end, fixed interest rate debt represented approximately 70% of total net debt. All interest rate derivative transactions have been accounted for as hedges.

Interest rate management improves the accuracy of the business planning process and helps manage the level at which EBITA covers net interest expense, which the Group currently aims to target at levels between 4.5 and 5.5 times.

Foreign currency risk

Due to the international nature of its operations, the Group is exposed to exchange rate fluctuations on the translation of the results of overseas subsidiaries into sterling and trading transactions in foreign currencies.

For translation purposes: the average exchange rates used in 2004 were sterling/US dollar: £1/US$1.833 (2003: £1/US$1.635) and sterling/euro: £1/€1.473 (2003: £1/€1.446); and, the 31 December rates in 2004 were sterling/US dollar: £1/US$1.920 (2003: £1/US$1.790) and sterling/euro: £1/€1.412 (2003: £1/€1.418).

The Group makes limited use of derivative financial instruments to hedge balance sheet translation exposures. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the translation risk. It remains the Group’s policy not to hedge profit and loss account translation exposures.

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Transaction exposures are hedged where deemed appropriate and where they can be reliably forecast with the use of forward exchange rate contracts.

Bank counter-party risk

The Group has cash and bank deposits and other financial instruments that give rise to credit risks in the event of non-performance by counter-parties. Credit risk is managed by limiting the aggregate amount of exposure to any one counter-party and the Group’s policy of only selecting major international financial institutions with a strong investment grade credit rating.

LEGAL AND REGULATORY ENVIRONMENT

The global tobacco market is subject to significant regulatory influence, including: the levying of substantial tax and duty charges; restrictions on advertising and marketing; the display of larger health warnings and statements of tar, nicotine and carbon monoxide smoke yields on product packaging; regulations on the smoke yields of cigarettes; the provision of tobacco ingredients information to regulators; the prohibition of certain descriptors such as ‘light’ and ‘mild’, and, increased restrictions such as the prohibition of smoking in many public places and raising the ages at which cigarettes may be purchased.

The Group has a long history of managing its business successfully within a regulatory climate. In recent years, the Group has reduced its susceptibility to regulatory changes in any single country by expanding its international operations. However, it is possible that regulations could have an adverse effect on the Group’s sales and operating performance.

Regulation

At a global level, the World Health Organisation Framework Convention on Tobacco Control (“WHO FCTC”) came into force in February 2005. As at 24 February 2005, 57countries have ratified the Convention. These countries will be legally bound by the provisions of the Treaty which sets international standards on tobacco price and tax increases, tobacco advertising and sponsorship, labelling, illicit trade and environmental tobacco smoke. The WHO FCTC Conference of the Parties (“COP”) will determine further procedural and technical issues relating to the future development of the Treaty.

The EU constitution was adopted in June 2004, extending the competence of the EU to establish tobacco-related measures that have as their direct objective the protection of public health.

In May 2004, 10 additional European countries joined the EU. These countries were required to comply with the existing laws of the EU at the time of joining except for certain transitional arrangements.

Within the EU, a directive concerning the manufacture, presentation and sale of tobacco products was adopted in 2001 and has been implemented into EU member states’ national law. In 2005, the EU is expected to report on the application of the directive and indicate features that should be reviewed or developed in light of developments in scientific or technical knowledge. Also, the EU Commission has adopted a decision that establishes the rules for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking. It is for member states to decide whether to introduce such pictorial health warnings and on which product groups. As at 24 February 2005, only Belgium has confirmed that it intends to introduce pictorial warnings on cigarette packs.

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In 2003, an EU directive relating to the advertising and sponsorship of tobacco products was adopted. Its provisions include the prohibition of tobacco advertising: in the press and other printed publications; in radio broadcasting; in information society services; and, through tobacco-related sponsorship, including the free distribution of tobacco products. Member states are required to comply with this directive by 31 July 2005 at the latest. The German government and others have commenced a legal challenge to the directive in the European Court of Justice (“ECJ”).

In December 2004, the ECJ upheld the ban on the sale of certain oral tobacco products (i.e., snus) outside Sweden, following a legal challenge by a Swedish manufacturer.

A number of European countries have established legislation that restricts or prohibits smoking in public places and the workplace, which may also include bars and restaurants. Other countries have recently enacted further legislation or are considering additional restrictions. These countries include Austria, Italy, Norway, Republic of Ireland, Spain, Sweden and the UK.

In Austria, the Tobacco Act was amended in November 2004 to implement various provisions of the EU Advertising and Sponsorship Directive and the WHO FCTC. From January 2005, the Act prohibits smoking in public places with certain exceptions. Additionally, the HORECA sector and the ministry of health have concluded a voluntary agreement establishing designated smoking and non-smoking zones by the end of 2006. The Act also prohibits: the sale of cigarette packs of less than 20 cigarettes; sampling of tobacco products in tobacconist stores six months after a product launch; advertising in the press and cross border sponsorships from 1 August 2005; and, billboard and cinema advertising and national sponsorships from 1 January 2007.

In Germany, the sale of cigarette packs of less than 17 cigarettes was prohibited in 2004. From 2007, cigarettes may only be bought from vending machines which have youth protection technology installed.

In the Netherlands, the government has introduced tobacco ingredient information regulations. In August 2003, Gallaher and two Altria subsidiaries commenced a joint legal challenge to the Dutch regulations, which, Gallaher believes, do not provide adequate protection for brand recipes. Other tobacco companies have also brought similar claims. The court proceedings are expected to be heard in April 2005.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act 2004, was signed into law in March 2004, purporting to give effect to two EU directives and an EU recommendation relating to tobacco. The Act includes provision for a comprehensive ban on tobacco advertising and sponsorship, measures relating to the manufacture, presentation and sale of tobacco products, and a ban on smoking in all public places with certain limited exceptions. Gallaher, along with seven other plaintiffs, has begun legal proceedings which will challenge certain parts of both the Public Health (Tobacco) Act 2002 and the Public Health (Tobacco) (Amendment) Act 2004. The case is likely to be heard in the commercial court in 2005.

In Sweden, a Bill is expected to be introduced to Parliament in 2005, which, if enacted, will severely restrict tobacco advertising and sponsorship and prohibit self-service.

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In the UK, the Tobacco Advertising and Promotion Act was enacted in 2002. The Act prohibited sponsorship by tobacco companies from July 2003, although transitional provisions allow an exemption for ‘exceptional global events’ until July 2005. The Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 came into force in December 2004 and significantly restrict the size, format and content of tobacco advertisements that may be published at point of sale and on tobacco vending machines. A joint legal challenge by Gallaher and other tobacco companies in the UK to the planned Point of Sale Regulations was not upheld. Separately, the government’s White Paper ‘Choosing Health’ was published in November 2004, which proposes the prohibition of smoking in all enclosed public places and workplaces in England by 2008. The only notable exception to this are pubs which do not prepare and serve food, although a smoking ban would still apply in the area around the bar.

In August 2003, the UK Office of Fair Trading (“OFT”) notified Gallaher of an enquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco-related markets. Gallaher is co-operating with the enquiry that remains at an information gathering stage. At this stage, it is not possible to assess whether or not the OFT will reach an adverse decision. Similarly, it is not possible, in the event that an adverse decision is reached, to assess the extent (if any) of any fines. However, in the event that the OFT considers a company has infringed UK competition law, it has the authority to levy a fine against the infringing company. Until 30 April 2004, the maximum fine could not exceed 10 per cent of that company’s UK turnover during the relevant period. As from 1 May 2004, that limit is set by reference to worldwide turnover although it is unclear whether this new limit applies retrospectively. The Company has been advised that any fine would be net of duty payments. In the three years ended 31 December 2003, the Company’s aggregate net turnover was £1,776m (and its worldwide turnover was £8,701m). In the event of an adverse decision by the OFT, however, the Company would have significant rights of appeal. As at 24 February 2005, no notice has been filed by the OFT indicating its intention to reach an adverse decision in relation to this matter. In any event, the Company intends to defend its position vigorously.

Outside of the EU, in Kazakhstan new and larger health warning requirements were adopted and outdoor tobacco advertising prohibited in 2004.

In Russia, amendments to the federal law on Restrictions on Tobacco Smoking will come into force in June 2005. These include restrictions on the retail sale of tobacco products and the prohibition of tobacco smoking in certain workplaces and public places, excluding specially designated smoking zones and the hospitality sector. Also, legislation is being considered which would, if enacted: restrict tobacco advertising; abolish tobacco manufacturing licensing; increase the size of health warnings on tobacco products; and, limit the ingredients used in the manufacture of tobacco.

In Ukraine, the Parliament has adopted legislation requiring the labelling of cigarette packs with a production date and maximum retail price from July 2005. A transitional period to sell out existing stocks has been provided. Additionally, the maximum tar and nicotine smoke yields for filter and oval cigarettes should not be more than 15/1.3 mg and 22/1.5 mg respectively.

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Tobacco taxation

In 2002, the EU adopted a directive increasing the minimum excise rates on all tobacco products. The provisions also include the introduction of a minimum excise burden of €60 per thousand cigarettes on the most popular price category of cigarettes (“MPPC”), which will increase to €64 per thousand cigarettes in July 2006. For certain member states, transitional periods to comply with these minimum cigarette rates are allowed by the directive. Additionally, a number of member states have introduced a minimum cigarette excise duty, which relates to the duty levied on the MPPC in those countries. The EU Commission is reviewing this directive and is planning to report to the Council and Parliament with its recommendations in 2006.

Many new EU countries are required to implement significant duty increases in order to comply with the minimum cigarette excise tax requirements. Eight countries have been allowed transitional periods – the longest until January 2010 – in which to comply. Any relaxation of the controls on personal imports from new EU states into the previous 15 member states could have a significant negative impact on sales in neighbouring countries in the transitional periods.

In 2004, the European Commission tabled a proposal to simplify the directive on the holding and movement of products subject to excise duty by abolishing the indicative levels of intra-EU tobacco imports for personal use. A decision is expected in 2005.

In certain European markets, excise duty increases continue to have an impact on prices, sales and margins. These include large tax increases in Austria, Germany, France, Netherlands and changes in cigarette taxation in Italy.

In the UK, tobacco duty was raised in line with inflation in March 2004. The impact of high taxation in the UK cigarette market, resulting in high prices, has led to reduced annual industry volumes, greater price competition and trading down by consumers to lower-price cigarette brands.

Gallaher believes that the wide price differentials between high and low taxed countries both inside Continental Western Europe and other parts of the world have led to an increase in legitimate cross-border trade. They have also led to an illicit market for genuine and counterfeit cigarettes in a number of EU countries. Gallaher is totally opposed to cigarette and tobacco smuggling and the Group continues to support and endorse regulatory authorities’ activities to stop smuggling of tobacco products. Gallaher has a policy of co-operating with regulatory authorities with whom it readily exchanges information to seek to combat illicit trade. In January 2005 Gallaher, and other tobacco companies attended and made written submissions to a UK parliamentary committee (Treasury Sub-committee) inquiry into excise duty fraud. The Company’s submission and oral evidence described steps it has taken to prevent its products forming part of the illicit trade in tobacco and a number of proposals which may help to reduce further the contraband trade in cigarettes (the submission is published on the Company’s website: www.gallaher-group.com).

Outside of the EU, Kazakhstan is expected to join the World Trade Organisation (“WTO”) which may also result in changes to excise rates. In Russia, the mixed tobacco excise system has been confirmed for 2005. At present, tobacco excise duty is levied on the ex-factory price. However, a proposal to change the basis of the excise duty calculation to the retail price in 2006 is expected to be considered in 2005.

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Litigation

Certain companies in the Group are currently defendants in actions in the UK and the Republic of Ireland, where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. As at 24 February 2005, Gallaher is involved as a defendant in four individual cases in Scotland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use; three of these cases are dormant and the fourth, begun in May 2004 against Gallaher Limited and another tobacco company, is at a very early stage and in any event has been stayed until July 2005. In the Republic of Ireland, to date, of the 160 claims that have been dismissed or abandoned since 1997, two plaintiffs’ appeals against the dismissal by the Court of their claims remain outstanding. Currently, the number of individual claims against Group subsidiaries is 11. In each of these cases, statements of claim have been delivered making wide-ranging allegations against Group subsidiaries and other tobacco companies, and against the Republic of Ireland, the attorney general and the minister for health and children, who are also named as defendants in some of those cases. Each of these claims are subject to procedural applications or challenges by Gallaher. No defence will be delivered by Gallaher pending the conclusion of all of these procedural matters.

In Poland, a Group company, along with other tobacco companies, received a letter in December 2004 from a health association threatening legal proceedings on behalf of an unspecified number of individuals. The Group understands that proceedings were filed against the companies on 4 February 2005, although at this stage the nature of the allegations is unclear.

Gallaher is not a party to smoking litigation anywhere else in the world.

To date, there has been no recovery of damages against any Group company in any action alleging that its tobacco products have resulted in human illnesses. It is not possible to predict the outcome of the pending litigation. Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be vigorously contested. There can, however, be no assurance that favourable decisions will be achieved in the proceedings pending against the Group, that additional proceedings will not be commenced in the UK or elsewhere against Group companies, that those companies will not incur damages, or that, if incurred, such damages will not have a material impact on Gallaher’s operating performance or financial condition. Regardless of the outcome of the pending litigation, the costs of defending these actions and claims could be substantial and will not be fully recoverable from the plaintiffs, irrespective of whether or not they are successful.

Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities. As at 24 February 2005, all the challenges that have been made to the claims have been successful. Based upon the facts and matters currently known, management considers that there are meritorious defences against these claims and that they will be vigorously defended.

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Gallaher Group Plc

Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, impact of market trends and price increases, dividend policy, exchange rates, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, impact of IFRS, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time to time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Definitions

The terms ‘Gallaher’ and ‘Group’ refer to Gallaher Group Plc and its subsidiaries. The term ‘Liggett-Ducat’ refers to the Liggett-Ducat group of companies. The term ‘ATG’ refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term ‘Lekkerland-Tobaccoland’ refers to Lekkerland-Tobaccoland GmbH & Co KG. The term ‘Lekkerland Europa’ refers to Lekkerland-Europa Holding GmbH. The term ‘TOBA’ refers to Tobaccoland Austria (Tobaccoland Handels GmbH). The term ‘KT Merkury’ refers to Kompania Tytoniowa Sp.z.o.o. The term ‘Reynolds American’ refers to Reynolds American, Inc. The terms ‘RGI’ and ‘Reynolds-Gallaher International’ refer to the joint venture company, R.J. Reynolds-Gallaher International SARL. The term ‘Shanghai Tobacco Group’ refers to the Shanghai Tobacco (Group) Corp. The term ‘Altria’ refers to Altria Group, Inc.

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APPENDIX I

IFRS FINANCIAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2004

Introduction

Gallaher Group Plc currently prepares its financial statements under UK Generally Accepted Accounting Principles (“UK GAAP”). For the financial year ending 31 December 2005 (including the six months ending 30 June 2005), the Group will be required by European Law to prepare its consolidated financial statements in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standards (“IFRS”); these financial statements will include comparative information prepared under IFRS. The application of these collective standards is referred to throughout this document as “IFRS”.

The following UK GAAP to IFRS reconciliations have been provided to explain how Gallaher’s reported performance and financial position are impacted by the transition to IFRS:

–	reconciliation of consolidated profits for the year ended 31 December 2004;

–	reconciliation of consolidated profits for the six months to 30 June 2004;

–	reconciliation of shareholders’ equity as at 31 December 2004 and 1 January 2004; and,

–	reconciliation of shareholders’ equity as at 30 June 2004.

These reconciliations should be read in conjunction with the notes on the basis of preparation and explanation of adjustments which follow the reconciliations.

It is important to note that although this financial information has been prepared on the basis of IFRS expected to be available for use as at 31 December 2005, these standards are subject to ongoing review and endorsement by the European Commission and are therefore still subject to potential change. Information contained within this document may require updating for any audit adjustments or subsequent amendment to IFRS and the related interpretive guidance required for first time adoption or those new standards that the Group may elect to adopt early. New or amended standards may be available for early adoption, although adoption is not compulsory in 2005. Updated IFRS information will be issued if there are any significant changes in accounting policy or treatment.

IFRS will not have any impact on Gallaher’s reported net cash flows. However, the presentation of the cash flow statement will change as required by IFRS. Since these changes do not impact net cash flows, no reconciliation has been presented.

The supplementary IFRS financial information provided in this section is unaudited.

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Gallaher Group Plc
Reconciliation of consolidated profits from UK GAAP to IFRS
FOR THE YEAR ENDED 31 DECEMBER 2004

			IFRS adjustments

	As reported under UK GAAP		Share of results of associates and joint ventures	Amortisation of purchased goodwill	Financial instruments	Deferred taxation	Other	As reported under IFRS
	£m		£m	£m	£m	£m	£m	£m

Note			A	B	C	D	E

Turnover of the Group including its share of joint ventures and associates	9,553							n/a
Less share of turnover of joint ventures and associates	(1,438)							n/a

Group turnover	8,115							8,115

Group operating profit before exceptional charges	551			67			(2)	616
Exceptional charges	(17)							(17)
Share of results of joint ventures and associates	17		(3)	5				19

Total operating profit	551							618

– Net interest and other financing charges	(128)		1					(127)
– Net retirement benefits financing income	6						1	7
– Financial instruments mark to market adjustments	n/a				6			6

Total net interest and other financing charges	(122)							(114)

Profit before taxation	429							504

Taxation	(135)		2		(2)	(7)		(142)

Profit after taxation	294							362
Equity minority interests	(4)							(4)

Profit for the financial year	290							358
Dividends	(206)						10	(196)

Retained profit for the financial year	84		—	72	4	(7)	9	162

Earnings per share
– basic	44.5	p						55.0	p
– diluted	44.4	p						54.9	p
– adjusted*	58.9	p						58.7	p

*	Before amortisation of intangible assets and exceptional charges.
Note:	The above profit and loss account has been presented in UK GAAP format. The income statement under IFRS may differ as per the requirements of IAS 1 ‘Presentation of Financial Statements’.

For an explanation of the adjustments to UK GAAP, see the notes under ‘Key differences between UK GAAP and IFRS impacting Gallaher and explanation of adjustments’.

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Gallaher Group Plc
Reconciliation of consolidated profits from UK GAAP to IFRS
FOR THE YEAR ENDED 31 DECEMBER 2004

		IFRS adjustments

Segmental note disclosure	As reported under UK GAAP	Share of results of associates and joint ventures	Amortisation of purchased goodwill	Other	As reported under IFRS
	£m	£m	£m	£m	£m

Note		A	B	E

Total turnover
UK	3,680				3,680
Continental Europe	4,979	(1,438)			3,541
CIS	409				409
Rest of World	485				485

	9,553				8,115
Duty
UK	3,112				3,112
Continental Europe	1,989				1,989
CIS	102				102
Rest of World	365				365

	5,568				5,568
Total operating profit

UK
– before amortisation of intangible assets and exceptional charges	302				302
– amortisation of intangible assets	(2)			(1)	(3)
– exceptional charges	(9)				(9)

	291				290
Continental Europe
– before amortisation of intangible assets and exceptional charges	242	(3)			239
– amortisation of intangible assets	(71)		62	(1)	(10)
– exceptional charges	(8)				(8)

	163				221
CIS
– before amortisation of intangible assets	57				57
– amortisation of intangible assets	(10)		10		—

	47				57
Rest of World
– before amortisation of intangible assets and exceptional charges	50				50
– amortisation of intangible assets and exceptional charges	—				—

	50				50

Total
– before amortisation of intangible assets and exceptional charges	651	(3)			648
– amortisation of intangible assets	(83)		72	(2)	(13)
– exceptional charges	(17)				(17)

	551				618

Note:	The above segmental note reflects the information currently disclosed under UK GAAP. Under IFRS, the format of the segmental information will change.

For an explanation of the adjustments to UK GAAP, see the notes under ‘Key differences between UK GAAP and IFRS impacting Gallaher and explanation of adjustments’.

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Gallaher Group Plc
Reconciliation of consolidated profits from UK GAAP to IFRS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

			IFRS adjustments

	As reported under UK GAAP		Share of results of associates and joint ventures	Amortisation of purchased goodwill	Financial instruments	Deferred taxation	Other	As reported under IFRS
	£m		£m	£m	£m	£m	£m	£m

Note			A	B	C	D	E

Turnover of the Group including its share of joint ventures and associates	4,673							n/a
Less share of turnover of joint ventures and associates	(719)							n/a

Group turnover	3,954							3,954

Group operating profit before exceptional charges	260			34				294
Exceptional charges	(9)							(9)
Share of results of joint ventures and associates	9		(2)	2				9

Total operating profit	260							294

– Net interest and other financing charges	(63)		1					(62)
– Net retirement benefits financing income	3							3
– Financial instruments mark to market adjustments	n/a				—			—

Total net interest and other financing charges	(60)							(59)

Profit before taxation	200							235

Taxation	(64)		1		—	(3)		(66)

Profit after taxation	136							169
Equity minority interests	(2)							(2)

Profit for the financial year	134							167
Dividends	(65)						(66)	(131)

Retained profit for the financial year	69		—	36	—	(3)	(66)	36

Earnings per share
– basic	20.6	p						25.6	p
– diluted	20.6	p						25.6	p
– adjusted*	27.8	p						27.4	p

*	Before amortisation of intangible assets and exceptional charges.
Note:	The above profit and loss account has been presented in UK GAAP format. The income statement under IFRS may differ as per the requirements of IAS 1 ‘Presentation of Financial Statements’.

For an explanation of the adjustments to UK GAAP, see the notes under ‘Key differences between UK GAAP and IFRS impacting Gallaher and explanation of adjustments’.

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Gallaher Group Plc
Reconciliation of consolidated profits from UK GAAP to IFRS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

		IFRS adjustments

Segmental note disclosure	As reported under UK GAAP	Share of results of associates and joint ventures	Amortisation of purchased goodwill	Other	As reported under IFRS
	£m	£m	£m	£m	£m

Note		A	B	E

Total turnover
UK	1,853				1,853
Continental Europe	2,414	(719)			1,695
CIS	171				171
Rest of World	235				235

	4,673				3,954
Duty
UK	1,567				1,567
Continental Europe	946				946
CIS	45				45
Rest of World	175				175

	2,733				2,733
Total operating profit

UK
– before amortisation of intangible assets and exceptional charges	148			1	149
– amortisation of intangible assets	(1)			(1)	(2)
– exceptional charges	(5)				(5)

	142				142
Continental Europe
– before amortisation of intangible assets and exceptional charges	120	(2)			118
– amortisation of intangible assets	(35)		31		(4)
– exceptional charges	(4)				(4)

	81				110
CIS
– before amortisation of intangible assets	15				15
– amortisation of intangible assets	(5)		5		—

	10				15
Rest of World
– before amortisation of intangible assets and exceptional charges	27				27
– amortisation of intangible assets and exceptional charges	—				—

	27				27
Total
– before amortisation of intangible assets and exceptional charges	310	(2)		1	309
– amortisation of intangible assets	(41)		36	(1)	(6)
– exceptional charges	(9)				(9)

	260				294

Note:	The above segmental note reflects the information currently disclosed under UK GAAP. Under IFRS, the format of the segmental information will change.

For an explanation of the adjustments to UK GAAP, see the notes under ‘Key differences between UK GAAP and IFRS impacting Gallaher and explanation of adjustments’.

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Gallaher Group Plc
Reconciliation of shareholders’ equity from UK GAAP to IFRS
FOR THE YEAR ENDED 31 DECEMBER 2004

		For the year ended 31 Dec 2004	As at 1 Jan 2004
		£m	£m

Note	Equity shareholders’ deficit under UK GAAP	(251)	(315)

A	Associates and joint ventures	3	4

B	Write back of goodwill amortisation	73	—

C	Fair value of financial instruments	(27)	(33)

D	Deferred tax
	– on financial instruments	8	10
	– on unremitted earnings	(28)	(18)
	– on acquisition fair values	(3)	(4)
	– other items	(7)	(10)

E	Proposed dividend adjustment	141	131

	Equity shareholders’ deficit under IFRS	(91)	(235)

Reconciliation of shareholders’ equity from UK GAAP to IFRS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

		For the six months ended 30 June 2004
		£m

Note	Equity shareholders’ deficit under UK GAAP	(247)

A	Associates and joint ventures	4

B	Write back of goodwill amortisation	29

C	Fair value of financial instruments	(33)

D	Deferred tax
	– on financial instruments	10
	– on unremitted earnings	(23)
	– on acquisition fair values	(4)
	– other items	(7)

E	Proposed dividend adjustment	65

	Equity shareholders’ deficit under IFRS	(206)

For an explanation of the adjustments to UK GAAP, see the notes under ‘Key differences between UK GAAP and IFRS impacting Gallaher and explanation of adjustments’.

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Basis of preparation

This financial information is not intended to represent a set of financial statements. The purpose of this disclosure is to explain the impact on Gallaher of the transition to IFRS.

The financial information presented has been prepared on the basis of IFRS as issued by the International Accounting Standards Board (“IASB”). These standards are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission (“EC”) and are therefore subject to possible change. Information contained within this document may require updating for any audit adjustments or subsequent amendment to IFRS and the related interpretive guidance required for first time adoption or those new standards that the Group may elect to adopt early. In preparing this financial information, it has been assumed that the EC will also endorse IFRS 2 ‘Share-based Payment’ and the amendment to IAS 19 ‘Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures’ which was issued by the IASB on 16 December 2004.

On 19 November 2004, the EC endorsed an amended version of IAS 39 ‘Financial Instruments: Recognition and Measurement’ rather than the full version as previously published by the IASB. This financial information complies with both the full version of IAS 39 issued by the IASB and the revised version adopted by the EC as the differences between the versions have no current impact on Gallaher’s accounting policies.

Transitional arrangements and transition date

The rules for first-time adoption of IFRS are set out in IFRS 1 ‘First-time adoption of International Financial Reporting Standards’. A company must identify its transition date (being the first day of the first accounting period for which IFRS is to be applied), determine its IFRS accounting policies, and then apply these retrospectively in order to determine its opening IFRS balance sheet as at the transition date. Gallaher has determined the transition date to be 1 January 2004. IFRS 1 allows a number of optional exemptions and has some mandatory exceptions to this principle to ease the transition requirements of first-time adoption. Where Gallaher has taken advantage of these exemptions they are noted below.

The SEC has indicated that it will give European companies an exemption from presenting two years of comparative information in their 2005 IFRS financial statements filed for US GAAP purposes in their Form 20-F. Gallaher has assumed that this exemption will be confirmed. If this position is not confirmed by the SEC, the Group’s date of transition would move to 1 January 2003. This would impact the IFRS information given in this document.

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Key differences between UK GAAP and IFRS impacting Gallaher and explanation of adjustments

The following notes highlight the key differences between UK GAAP and IFRS that have a material effect on the financial reporting of the Group. This is not intended to represent a complete list of Gallaher’s accounting policies.

A	Associates and joint ventures
Under UK GAAP, Gallaher accounted for joint ventures using the ‘gross equity’ method, showing Gallaher’s share of joint venture turnover as part of total turnover and Gallaher’s share of joint venture operating profit separately following the Group’s operating profit. Associates were accounted for using the ‘equity’ method, whereby Gallaher’s share of associates’ operating profit was shown separately following the Group operating profit. The Group’s share of associates’ and joint ventures’ interest and tax were included in the Group’s totals for those amounts.

Under IFRS, Gallaher will account for both joint ventures and associates using the equity method. The presentation of the results of joint ventures and associates will change however as IAS 1 ‘Presentation of financial statements’ requires that the share of post-tax profits from joint ventures and associates be presented as a separate item on the face of the income statement. A reclassification adjustment of £3m has been made to deduct the associates and joint ventures’ interest and tax from the ‘share of results’ line. The share of associates and joint ventures turnover will no longer be presented on the face of the profit and loss account, but will instead be disclosed in the notes to the accounts. There is no impact on the net profit or earnings per share of Gallaher as a result of this change, however, segmental turnover, results and operating margins will all be impacted.

The accounting policies of the Group’s associates and joint ventures (principally Lekkerland Tobaccoland) have also been impacted by the adoption of IFRS. The net impact on the opening balance sheet is an increase in the Group’s investments in associates and joint ventures of £4m. The adjustment mainly relates to the recognition of deferred tax assets. The adoption of IFRS by the associates and joint ventures does not have a material impact on Group profit in 2004.

B	Goodwill amortisation and business combinations

IFRS 3 ‘Business Combinations’ introduces significant changes to accounting for acquisitions compared to UK GAAP. In particular, more separable intangibles could be recognised on acquisition of a business, and goodwill arising on acquisition is not amortised, but instead is subject to an annual impairment review.

IFRS 1 allows that IFRS 3 may be applied prospectively from the IFRS transition date. Gallaher will utilise this exemption. The impact of IFRS 3 and the associated transition arrangements on Gallaher are:

–	accounting for acquisitions made before 1 January 2004 will not be restated as a result of the IFRS transition; and,

–	the goodwill balance recorded as at 1 January 2004, including that recorded in the investment in associates line, will no longer be amortised. The results for the year ended 31 December 2004 will be restated to reverse the goodwill amortisation charge of £72m recorded under UK GAAP.

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The reversal of the goodwill amortisation charge does not impact the Group’s tax charge.

In the future, the goodwill balance will be subject to reviews for impairment performed annually, or more regularly if events prove it to be necessary. Impairment reviews were carried out as at 1 January 2004 and 31 December 2004 in accordance with IAS 36 ‘Impairment of Assets’. No impairments were identified.

C	Financial instruments

IAS 32 ‘Financial instruments: Disclosure and presentation’ and IAS 39 ‘Financial instruments: Recognition and Measurement’ address the accounting for, and financial reporting of, financial instruments. Currently, there is no UK standard that comprehensively addresses accounting for financial instruments and hedge accounting.

Gallaher uses certain derivative financial instruments for the purposes of hedging foreign exchange and interest rate risk. Under UK GAAP, a form of hedge accounting was applied to these derivative financial instruments meaning that changes in the market value of the derivative instrument were matched against changes in the value of the underlying hedged exposure. Some of these derivative instruments were held off balance sheet for at least part of their lives with their impact disclosed in the notes to the accounts.

IAS 39 requires that all derivative financial instruments must be recognised on the balance sheet and measured at fair value. The standard places significant restrictions on the use of hedge accounting as specific designation and effectiveness criteria must be satisfied; the hedge accounting methodology is also different.

Gallaher has applied IAS 32 and IAS 39 from 1 January 2004 onwards. Gallaher has and continues to hedge underlying exposures in an effective manner with a medium-term perspective, although market values can be volatile in the short-term. However, some of Gallaher’s hedged positions fail to meet the strict hedging criteria under IAS 39 and as a consequence, the reported annual financing charge under IFRS is likely to become more volatile.

The balance sheet impact of the implementation of IAS 39 is to recognise a charge to equity of £33m in the opening IFRS balance sheet as at 1 January 2004; this represents the fair value of all derivatives brought onto the balance sheet for the first time and the adjustment to the carrying value of borrowings which are hedged. A related deferred tax liability of £10m has been recorded in the opening balance sheet. The transition to the new standards also impacts the 2004 finance charge which benefits from a credit of £6m, representing the change in fair value of these derivatives during 2004. The related tax charge is £2m.

D	Taxation

IAS12 ‘Income taxes’ covers accounting for both current and deferred taxation. There is no difference in the accounting for current taxation between IAS 12 and the existing UK standard FRS 16 ‘Current tax’.

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The basis of recognising deferred tax is significantly different under IAS 12 compared to the UK standard, FRS 19 ‘Deferred taxation’. Under UK GAAP, deferred tax was recognised only on timing differences that arose from the inclusion of gains and losses in tax assessments in periods different from those in which they were recognised in the financial statements. Under IFRS, deferred tax must be recognised in respect of all taxable temporary differences arising between the tax base and the accounting base of balance sheet items. This means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP.

Specific differences relevant to Gallaher include:

–	deferred tax is recognised on unremitted earnings of foreign subsidiaries where there is a plan to remit such earnings; this treatment gives rise to an adjustment compared to UK GAAP of £18m in the opening balance sheet. There is a £10m deferred tax charge to the 2004 profit and loss account relating to the unremitted amounts earned during the year. No deferred tax liability has been recognised in respect of temporary differences relating to investments in subsidiaries since realisation of such differences can be controlled and is not probable in the foreseeable future;

–	deferred tax must be recognised on all step-ups to fair values made as a result of acquisitions. This results in an additional deferred tax liability of £4m in the opening balance sheet; and,

–	a further £10m deferred tax liability has been recognised in the opening balance sheet which relates to various small valuation and temporary timing differences.

E	Other adjustments

The following points list those areas of IFRS that have an impact on Gallaher, but do result in any significant financial adjustments.

(a)	Share-based payments

Under UK GAAP, Gallaher recognised a profit and loss account charge in respect of employee share options based on the difference between the exercise price of the option and the market value of a Gallaher share at the option grant date. This charge was often small or zero.

IFRS 2 ‘Share-based payment’ requires that Gallaher recognises a charge representing the fair value of employee share options awarded. The fair value is calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting. A charge will be recognised from 1 January 2004 onwards in respect of options granted to employees on or after 7 November 2002.

The operating profit impact in 2004 is a charge of £1m.

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(b)	Pensions and other post-employment benefits

Gallaher accounts under UK GAAP for pensions and other post-employment benefits in accordance with FRS 17 ‘Retirement benefits’, which it adopted in the year ended 31 December 2002.

Under UK GAAP, in accordance with FRS 17, the full surplus or deficit for each retirement benefit scheme, representing the difference between the market value of the scheme assets and the present value of the accrued liabilities, is recognised as an asset or liability on the balance sheet, net of deferred tax where appropriate. Actuarial gains and losses arising from differences between the assumptions and actual experience (e.g., the difference between expected and actual returns on assets) and differences arising from changes in assumptions are recognised in full in the statement of total recognised gains and losses.

Under IFRS, retirement benefits fall within the scope of IAS 19 ‘Employee benefits’. Like FRS 17, this standard requires retirement benefit liabilities to be valued using the projected unit actuarial method, but IAS 19 gives a number of options for the treatment of actuarial gains and losses.

The Group has elected to adopt early the amendment to IAS 19 issued by the IASB on 16 December 2004, which allows all actuarial gains and losses to be immediately charged or credited to equity through the statement of recognised income and expense. This amendment brings IAS 19 methodology substantially in to line with FRS 17.

Despite some valuation differences between the standards still remaining, there is no material net difference between the balance sheet surpluses or deficits computed under FRS 17 at 1 January 2004 and 31 December 2004 and the equivalent assets or liabilities recognised under IAS 19 (amended).

Under IAS 19, plan surpluses are classified as non current assets, plan deficits are classified as non-current liabilities and any associated deferred tax balances are disclosed separately. This gross presentation contrasts with FRS 17, under which the net retirement benefit surplus or deficit is presented below net assets in the balance sheet, net of the associated deferred tax.

Additionally, under IFRS there is a change in the presentation of interest relating to the employer service cost. This interest will be charged against operating profit as per IAS 19, whereas under UK GAAP, it had been charged as a financing cost. In the 2004 profit and loss account, this adjustment results in a £1m reclassification from interest to operating profit.

(c)	Reclassification of computer software

Under UK GAAP, all computer software is included within tangible fixed assets in the balance sheet, but under IFRS only computer software that is integral to another fixed asset may be included in tangible fixed assets. All other separately identifiable computer software must be recorded separately as an intangible asset. The charge to profit in respect of such computer software under IFRS is classified as amortisation of intangible assets rather than depreciation of tangible fixed assets.

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The depreciation of such software for the year ended 31 December 2004 of £2m has been reclassified from depreciation to amortisation.

(d)	Proposed dividends

Under current UK Company Law, it is normal practice for companies to provide for dividends approved subsequent to the year-end. This practice is not permitted under IFRS.

Therefore, under IFRS, the final dividend for the year ended 31 December 2004, £141m, cannot be provided for in the 2004 income statement. Similarly, there is an adjustment to the opening balance sheet as at 1 January 2004 of £131m.

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APPENDIX II

CHANGES TO SEGMENTAL DISCLOSURES FROM 2005

On 1 October 2004, Gallaher announced a board responsibility change that led to Neil England taking responsibility for most of Continental Europe as well as retaining responsibility for the UK and the Republic of Ireland. On the same date, Stewart Hainsworth became a board director and took over responsibility for Scandinavia and the Baltics as well as retaining responsibility for the CIS, Poland and AMELA regions.

Following this board management restructure and the transition to IFRS for the year ending 31 December 2005, management has reviewed the primary segments under which the Group reports its financial information. As a result, the financial information for the year ending 31 December 2005 will be reported under a new segmental structure.

The revised primary segments will reflect the underlying management structure, in line with IFRS. Ireland will be reported within the new ‘Western Europe Division’ (‘WED’), alongside the existing Continental Europe business that is managed by Neil England. Scandinavia, the Baltics and Poland, which are now the responsibility of Stewart Hainsworth, will be reported under the ‘Rest of World’ segment. The UK and CIS segments have remained unchanged.

To illustrate the impact of the planned changes, attached below are reconciliations of the periods ended 31 December 2004 and 30 June 2004 reported profit and loss account segmental disclosures.

Illustration of segment changes

Current segmental reporting structure:

UK	CE	CIS	RoW

UK	Continental Europe Scandinavia Baltics Poland	Russia Ukraine Kazakhstan	Republic of Ireland AMELA Asia Pacific Other

New segmental reporting structure:

UK (unchanged)	WED	CIS (unchanged)	RoW

UK	Continental Europe Republic of Ireland	Russia Ukraine Kazakhstan	AMELA Asia Pacific Scandinavia Baltics Poland Other

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Gallaher Group Plc
Reconciliation from former segments to revised segments
FOR THE YEAR ENDED 31 DECEMBER 2004

	Former segments under IFRS	Adjustment	Revised segments under IFRS
	£m	£m	£m
Group turnover
UK	3,680		3,680
Continental Europe	3,541	(3,541)	—
Western Europe	—	3,836	3,836
CIS	409	—	409
Rest of World	485	(295)	190

	8,115	—	8,115
Duty
UK	3,112	—	3,112
Continental Europe	1,989	(1,989)	—
Western Europe	—	2,283	2,283
CIS	102	—	102
Rest of World	365	(294)	71

	5,568	—	5,568
Total operating profit
UK
– before amortisation of intangible assets and exceptional charges	302	—	302
– amortisation of intangible assets	(3)	—	(3)
– exceptional charges	(9)	—	(9)

	290	—	290
Continental Europe
– before amortisation of intangible assets and exceptional charges	239	(239)	—
– amortisation of intangible assets	(10)	10	—
– exceptional charges	(8)	8	—

	221	(221)	—
Western Europe
– before amortisation of intangible assets and exceptional charges	—	260	260
– amortisation of intangible assets	—	(10)	(10)
– exceptional charges	—	(5)	(5)

	—	245	245
CIS
– before amortisation of intangible assets	57	—	57
– amortisation of intangible assets	—	—	—

	57	—	57
Rest of World
– before amortisation of intangible assets and exceptional charges	50	(21)	29
– amortisation of intangible assets	—	—	—
– exceptional charges	—	(3)	(3)

	50	(24)	26
Total
– before amortisation of intangible assets and exceptional charges	648	—	648
– amortisation of intangible assets	(13)	—	(13)
– exceptional charges	(17)	—	(17)

	618	—	618

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Gallaher Group Plc
Reconciliation from former segments to revised segments
FOR THE SIX MONTHS ENDED 30 JUNE 2004

	Former segments under IFRS	Adjustment	Revised segments under IFRS
	£m	£m	£m
Group turnover
UK	1,853	—	1,853
Continental Europe	1,695	(1,695)	—
Western Europe	—	1,842	1,842
CIS	171	—	171
Rest of World	235	(147)	88

	3,954	—	3,954
Duty
UK	1,567	—	1,567
Continental Europe	946	(946)	—
Western Europe	—	1,093	1,093
CIS	45	—	45
Rest of World	175	(147)	28

	2,733	—	2,733
Total operating profit
UK
– before amortisation of intangible assets and exceptional charges	149	—	149
– amortisation of intangible assets	(2)	—	(2)
– exceptional charges	(5)	—	(5)

	142	—	142
Continental Europe
– before amortisation of intangible assets and exceptional charges	118	(118)	—
– amortisation of intangible assets	(4)	4	—
– exceptional charges	(4)	4	—

	110	(110)	—
Western Europe
– before amortisation of intangible assets and exceptional charges	—	130	130
– amortisation of intangible assets	—	(4)	(4)
– exceptional charges	—	(1)	(1)

	—	125	125
CIS
– before amortisation of intangible assets	15	—	15
– amortisation of intangible assets	—	—	—

	15	—	15
Rest of World
– before amortisation of intangible assets and exceptional charges	27	(12)	15
– amortisation of intangible assets	—	—	—
– exceptional charges	—	(3)	(3)

	27	(15)	12
Total
– before amortisation of intangible assets and exceptional charges	309	—	309
– amortisation of intangible assets	(6)	—	(6)
– exceptional charges	(9)	—	(9)

	294	—	294

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: March 2, 2005	Title:	Deputy Company Secretary